ULTRAPETROL (Bahamas) Ltd.

Third Quarter 2012

Earnings Call Presentation

November 15, 2012

Forward Looking Statements & EBITDA
Disclosure

Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:

- unexpected future operating or financial results
- delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
- changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
- our ability to obtain additional financing
- changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
- deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives
- delays or defaults by our contract counter-parties in performing their obligations to us
- loss of one or more key members of our management team
- changes in governmental rules and regulations or actions taken by regulatory authorities
- adverse weather conditions that can affect production of the goods we transport and navigability of the river system
- the highly competitive nature of the oceangoing transportation industry
- the loss of one or more key customers
- unexpected fluctuations in foreign exchange rates and devaluations
- liabilities from future litigation
- other factors discussed in the section titled "Risk factors" in our annual report on form 20-F for the year ended December 31, 2011
- Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Ultrapetrol
3Q 2012 & Subsequent Events Highlights

($000's)	Nine months ended September 30, 2012	Nine months ended September 30, 2011	% Change	3Q 12	3Q 11	% Change
Revenues	$226,829	$208,331	9%	$82,794	$80,038	3%
Adjusted EBITDA (1)	$25,883	$37,888	-32%	$9,072	$13,317	-32%
Net (loss) as reported	($32,105)	($12,351)	160%	($12,888)	$2,294	
EPS as reported (In $ per share)	($1.09)	($0.42)	159%	($0.44)	$0.08	
Adjustments to Net Loss as reported						
Yard EBITDA from Touax barge sale	827			827		
Income tax on Exchange Variance (loss) benefit (2)	(1,308)	(3,112)	-58%	519	(5,194)	
Adjusted net (loss)	($32,586)	($15,463)	111%	($11,542)	($2,900)	298%
Adjusted EPS (In $ per share)	($1.10)	($0.52)	112%	($0.39)	($0.10)	290%

- On August 1, 2012, we amended the DVB Bank SE $61.3 million facility to re-borrow $10.0 million to provide additional financing for our PSVs *UP Esmeralda*, *UP Safira* and *UP Topazio*
- On August 2, 2012, we drew down the first $1.7 million under the aforementioned amendment simultaneously with the payment of $4.4 million corresponding to the launching of our *UP Pearl*, under construction in India
- On October 22, 2012, we entered into a loan agreement with DVB Bank SE and NIBC Bank NV (as co-lenders) for up to $42.0 million post-delivery finance on the first and second PSVs of the DVB / Natixis facility, *UP Jade* and *UP Amber*
- On November 13, 2012, we signed the investment agreement with Sparrow Capital Investment Ltd. (see slide 5)

(1) A reconciliation of Adjusted EBITDA and Adjusted Net Income to US GAAP measures is available on the Appendix to this presentation
(2) Provision for Income Tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business

Ultrapetrol
3Q 2012 Adjusted EBITDA vs. 3Q 2011

Adjusted EBITDA per segment	3Q 12	3Q 11	Difference	% Change
River Business	(273)	8,251	(8,524)	
Offshore Supply Business	6,252	5,575	677	12%
Ocean Business	3,816	1,991	1,825	92%
Total Segment Adjusted EBITDA	**$9,795**	**$15,817**	**($6,022)**	**-38%**
Items not included in Segment Adjusted EBITDA				
Financial (loss) income	(25)	63	(88)	
Other financial expenses	(698)	(2,563)	1,865	-73%
Adjusted Consolidated EBITDA	**$9,072**	**$13,317**	**($4,245)**	**-32%**

- **Our River Business EBITDA for 3Q 2012 decreased $8.5 million when compared to the same period of 2011 mainly as a result of the severe drought that impacted the region in 2012. In 3Q 2012 we transported lower volumes with a significant higher proportion of iron ore which reduced our margins on account of much longer distances and associated additional fuel consumption. In addition very low river levels forced an early cutoff of iron ore loadings and significant fuel and other extraordinary costs to navigate some sections of the river system. In 3Q 2012 we also experienced higher running costs mainly as a result of the local inflation. Increases in some of our freight rates partially offset these effects**
- **Our Offshore Supply Business Adjusted EBITDA increased 12% to $6.3 million from $5.6 million in 3Q 2011 mostly as a result of the operation of our *UP Jasper* and *UP Jade* which entered into operation on September 29, 2011, and August 10, 2012, respectively**
- **Our Ocean Business Adjusted EBITDA increased $1.8 million to $3.8 million in 3Q 2012 mostly as a result of the higher tariffs on average of our Container Feeder trade during 3Q 2012 as compared to the same period of 2011, to the operation of our *Paraná Petrol* and higher charter rates of our Product Tankers**
- **Variance of $1.9 million in Other Financial (loss) is mainly associated to rate of exchange variations at the end of the period which have an effect over our accounting in local currencies**

Ultrapetrol
New Private Equity Agreement

On November 13, 2012, the Company and Sparrow Capital Investments, Ltd, a subsidiary of Southern Cross Latin America Private Equity Funds III and IV announced yesterday that they have entered into an investment agreement. Under the terms of the agreement, Southern Cross will purchase approximately $220 million of newly issued common stock at a purchase price of $2.00 per share

Immediately after the close of the transaction, Southern Cross will own approximately 78.38% of the outstanding common shares of Ultrapetrol. The agreement is subject to certain closing conditions, including but not limited to a waiver by holders of certain repurchase rights pursuant to the Company's Convertible Senior Notes due 2017 indenture. If all such conditions are satisfied, including the waiver from such noteholders of their repurchase rights which waiver may or may not be received, then the agreement is expected to close in December 2012

The transaction was approved by a special committee of Ultrapetrol's Board of Directors, comprising two disinterested directors, that received a fairness opinion, in accordance with the Company's Articles and Memorandum of Association.

Pursuant to the provisions of new shareholders' agreements between Southern Cross and certain existing shareholders of the Company, if Southern Cross achieves certain investment returns and certain other conditions are met, such existing shareholders may acquire all the economic interests in an affiliate of Southern Cross that will own up to approximately 14.6% of Southern Cross' investment in Ultrapetrol and share in a portion of Southern Cross' returns above a particular threshold.

Ultrapetrol
Historical Consolidated EBITDA and 2012 Guidance

Historical Adjusted Consolidated EBITDA


In $ Millions
$57.1
$61.3
$54.0
$45.0
$52.0
2009
2010
2011
2012 (E) Low end
2012 (E) High end

- **Due to the severe drought experienced and low water level, the Company estimates net tons transported in the River Business for FY 2012 to be approximately 3.7 million tons**
- **On July 24, 2012, we entered into a second contract to build another 7 tank and 7 dry barges for a total $20.3 million for a third party. These barges will be exported to Colombia**

The Company expects its full-year 2012 adjusted EBITDA to be between $45.0 and $52.0 million (*)

EBITDA per segment	1Q 12	2Q 12	3Q 12	9m 2012
River Business	(518,000)	5,367,000	(273,000)	4,576,000
Offshore Supply Business	6,436,000	6,871,000	6,252,000	19,559,000
Ocean Business	50,000	648,000	3,816,000	4,514,000
Total Segment EBITDA	**5,968,000**	**12,886,000**	**9,795,000**	**28,649,000**

4Q 2012 EBITDA contribution:

RIVER

- **Yard delivery of new barges to third parties 4Q 2012: 25 (approx. $10.9 million adjusted EBITDA) (9 barges delivered in 3Q 2012 represented approx. $3.6 million in adjusted EBITDA)**

OFFSHORE

- **One new ship (*UP Jade*) producing $33,000 per day from August 10, 2012**
- **Increased time charter rates for three existing vessels during 4Q 2012 (*UP Agua – Marinha, UP Topazio*, *UP Diamante*)**

OCEAN

- **No scheduled drydocks for *Amadeo* (Lost 72 days during 1H 2012)**
- **One more unit in operation (Barge *Parana Petrol*)**
- **High season for container vessels**

(*) Including the EBITDA resulting from the firm sale of 18 barges which will be built for a third party and that will be leased to the Company

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

River Business
3Q 2012 vs. 3Q 2011

FINANCIAL HIGHLIGHTS RIVER ($000's)	Nine months ended September 30, 2012	Nine months ended September 30, 2011	% Change	3Q 12	3Q 11	% Change
Net Tons Transported	**2,711,693**	**3,482,850**	**-22%**	**937,649**	**1,290,623**	**-27%**
Revenues	**$115,000**	**$113,518**	**1%**	**$43,872**	**$43,707**	**0%**
Voyage and Manufacturing Expenses	(62,807)	(52,678)	19%	($22,955)	($20,561)	12%
Gross Margin	**52,193**	**60,840**	**-14%**	**20,917**	**23,146**	**-10%**
Running Costs	(40,353)	(30,977)	30%	(16,245)	(11,171)	45%
Administrative and commercial expenses	(11,085)	(9,293)	19%	(5,585)	(3,231)	73%
Other operating income	4,122	1,623	154%	171	32	434%
Investment in Affiliates	(987)	(685)	44%	(324)	(280)	16%
Yard Ebitda from Touax Sale	827	-		827	-	
Other net	(141)	(616)	-77%	(34)	(245)	-86%
Segment Adjusted EBITDA	**4,576**	**20,892**	**-78%**	**(273)**	**8,251**	

- **Revenues remained unchanged for 3Q 2012 as compared to the same period of 2011 in spite of the 27% decrease in net tons transported year on year mostly as a result of third-party sale of barges, increases in average freights per ton (before adjustment for fuel price variations) and increases in demurrage revenues**
- **Due to weak soybean production, cargo mix for the nine months ended 2012 was greatly focused on iron ore which translated into longer average distances per trip with consequentially higher running costs and fuel costs per ton transported - Partially offsetting this effect our average freight per ton increased as a result of contract repricing at significantly higher levels**
- **Upper Paraguay River has seen water levels decline in advance to what is usually expected towards the end of each year, impacting the draft at which our barges were able to transport iron ore, the transit times of our tows and the fuel consumed. Finally, the very low water river level forced an early cutoff of iron ore loadings**
- **Running costs increased $5.1 million or 45% mainly due to crew costs resulting from salary increases as well as repairs, maintenance, supply costs, all of which have increased year on year mostly due to inflationary pressures not compensated by an equivalent devaluation of the local currencies**
- **3Q 2012 results include a negative adjustment of $4.0 million resulting from barge positioning at the end of the quarter consistent with our revenue recognition criteria. Some or all of this adjustment may be offset under the same criteria in 4Q 2012**

River Business
Paraguayan soybean prospects & price evolution



Paraguayan Seeded Area & Production (1)
10-year CAGR: 6%
Seeded Area
Production
Million Hectares & Tons
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
1.6
4.5
1.9
3.9
2.0
4.0
2.4
3.6
2.4
5.6
2.6
6.0
2.5
3.6
2.7
7.4
2.8
8.3
2.6
4.0
3.0
8.1
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013 (P)



Monthly Soybean Prices – Sep 09 – Sep 12
(In $ per metric ton)(2)
354.86
370.71
348.95
370.98
390.23
511.1
501.86
490.97
496.37
615.18
Sep-09
Dec-09
Mar-10
Jun-10
Sep-10
Dec-10
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12
Jun-12
Sep-12

- **2012 figures of the United States Department of Agriculture (USDA) for Paraguayan soybean production shows a 52% drop between 2011 and 2012 which depicts the dramatic effect of the drought which affected the crop during the flowering season**
- **If the historical CAGR excluding year 2012 were to continue the Hidrovia region is expected to increase its loadings of agricultural products through the river by approximately 1.0 million tons a year on the basis of expansions in the seeded area and normal yields per hectare particularly in 2013 with a significant incentive provided by very high soybean prices**

(1) Source: USDA Foreign Agricultural Service – Updated November 12, 2012
(2) Source: Index Mundi and World Bank

River Business
Corumbá Region Iron Ore prospects & price evolution



Hidrovia Regional Iron Ore Production (1)
Production (In Million Tons)
10-year CAGR: 17%
1.1
1.6
1.8
1.9
2.3
4.2
4.4
4.6
3.5
6.0
7.1
7.9
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 (P)



Monthly Iron Ore Prices – Sep 09 – Sep 12
(In $ per dry metric ton)(2)
80.71
86.79
139.77
143.63
140.63
179.63
177.25
150.43
140.43
136.27
99.47
Sep-09 Dec-09 Mar-10 Jun-10 Sep-10 Dec-10 Mar-11 Jun-11 Sep-11 Dec-11 Mar-12 Jun-12 Sep-12

- **Iron ore production in the Corumbá region has been steadily growing**
- **Mines in Corumbá are expected to increase production in the next 5 years**

<u>Re-engining Programme</u>

- **As of September 30, 2012, the Company had 6 heavy fuel powered pushboats in operation vs. only 2 in the same date of 2011**

(1) Industry Sources
(2) Source: Index Mundi and International Monetary Fund

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Offshore Supply Business
3Q 2012 vs. 3Q 2011

FINANCIAL HIGHLIGHTS OFFSHORE SUPPLY *($000's)*	Nine months ended September 30, 2012	Nine months ended September 30, 2011	% Change	3Q 12	3Q 11	% Change
Revenues	54,160	46,634	16%	18,990	18,967	0%
Voyage Expenses	(3,459)	(2,713)	27%	(1,413)	(1,022)	38%
Running Costs	(27,233)	(25,740)	6%	(9,844)	(10,704)	-8%
Administrative and commercial expenses	(5,460)	(5,636)	-3%	(1,946)	(1,692)	15%
Other operating income	2,194	1,809	21%	658	460	43%
Net (loss) attributable to non-controlling interest in subsidiaries	(635)	(480)	32%	(190)	(424)	-55%
Other net	(8)	3		(3)	-	
Segment Adjusted EBITDA	**$19,559**	**$13,862**	**41%**	**$6,252**	**$5,575**	**12%**

- **Our revenues remained unchanged in 3Q 2012 relative to the same period of 2011. Compensating factors include the increase related to the operation of our *UP Jasper* and *UP Jade*; partially offset by offhire days of our PSV fleet**
- **Voyage Expenses increased 38% from $1.0 million in 3Q 2011 as compared to the same period of 2012 mainly explained by the one-time positioning cost of our *UP Jade* that started its charter in Brazil on August 10, 2012**
- **Running Costs for 3Q 2012 decreased 8% as compared to the same period of 2011 mostly on account of general decrease in running costs of our PSV fleet related to a comparative devaluation year on year of the Brazilian real**
- **Our Offshore segment adjusted EBITDA in 3Q 2012 of $6.3 million is 12% higher than the same period of last year**

Offshore Supply Business

Petrobras' Business and Management Plan 2012-2016

CAPEX 2012-2016: $236.5 million (980 projects)



3.6 ; 1%
3.8 ; 2%
3.0 ; 1%
5.0 ; 2%
13.8 ; 6%
141.8 ; 60%
65.5 ; 28%
E&P (Exploration & Production)
RTM (Refining, transportation and Marketing)
G&P (Gas & Power)
Petrochemical
Distribution
Biofuel
Corporate

Petrobras' Historical CAPEX [(1)]



In billions
80
70
60
50
40
30
20
10
0
E&P
Total
E&P 2012-2016
Total 2012-2016
2011-2015 Plan:
$224.7 billion
$127.57 billion
236.5
141.8
4.9
8.5
6.3
11.6
7.5
16.5
11.1
24.1
14.2
29.0
15.9
35.4
18.6
43.4
18.6
43.2
2004
2005
2006
2007
2008
2009
2010
2011
'12 - '16



FLOATING RIGS UNDER CONTRACT
(2,000 m – 3,000 m)
3
5
13
19
+15
Estimates of New Rigs
2008
2009
2010
2011
2012

Critical Resources	Current Situation (Dec/10)	Delivery Plan (to be contracted) Accumulated Value		
		(3) By 2013	By 2015	By 2020
Drilling Rigs Water Depth Above 2.000 m	15	39	37 [(1)]	65 [(2)]
Supply and Special Vessel	287	423	479	568
Production Platforms SS e FPSO	44	54	61	94
Others (Jacket and TLWP)	78	80	81	83

(1) Source: Petrobras' website
(2) Source: Barclays 2011 CEO Energy – Power Conference – September, 2011
(3) Source: Petrobras at a glance, April 2012

Offshore Supply Business
UP Offshore fleet list today

- **Modern fleet of 9 PSVs (avg. age 4.1 years)**
- **3 PSVs under construction in India**

Vessels have agreed the renewal of their charters for 4 years at USD 35,380 per day from USD 28,000 (approximately USD 8.0 million in additional EBITDA p.a.) These new charter rates are expected to start during 4Q 2012

Vessel	Capacity (dwt)	Deck Area	Year Built	Market	Status	Daily Hire (USD)	Approx. Expiry
UP Agua-Marinha	4,200	840 m^2	2006	Brazil	Chartered	35,380	Sep-16
UP Topazio	4,200	840 m^2	2006	Brazil	Chartered	35,380	Oct-16
UP Diamante	4,200	840 m^2	2007	Brazil	Chartered	35,380	Oct-16
UP Safira	4,200	840 m^2	2005	Brazil	Chartered	31,950	Feb-17
UP Esmeralda	4,200	840 m^2	2005	Brazil	Chartered	31,950	Feb-17
UP Jasper	5,250	1,020 m^2	2011	North Sea	Chartered	24,490	Mar-13
UP Rubi	4,200	840 m^2	2009	Brazil	Chartered	34,000	Aug-13
UP Turquoise	5,250	1,020 m^2	2010	Brazil	Chartered	30,350	Feb-15
UP Jade	4,200	840 m^2	2012	Brazil	Chartered	33,000	Aug-16
UP Amber	4,200	840 m^2		Brazil	Tender won	32,950	Aug-17
UP Pearl	4,200	840 m^2		Brazil	Tender won	32,950	Aug-17
UP Onyx	4,200	840 m^2			Open		
Subtotal	**52,500**	**10,440 m^2**					

Vessels have won tenders for renewing their charters for 4 years at USD 31,950 per day from USD 26,200 (approximately USD 4.2 million in additional EBITDA p.a.) Official award/contract not concluded yet

Vessels have won tenders for 4-year charters at USD 32,950 per day (approximately USD 11.6 million in additional EBITDA p.a.) Official award/contract not concluded yet

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Ocean Business
3Q 2012 vs. 3Q 2011

FINANCIAL HIGHLIGHTS OCEAN *($000's)*	Nine months ended September 30, 2012	Nine months ended September 30, 2011	% Change	3Q 12	3Q 11	% Change
Revenues	**$57,669**	**$48,179**	**20%**	**$19,932**	**$17,364**	**15%**
Voyage Expenses	(20,866)	(15,000)	39%	(6,259)	(5,524)	13%
Running Costs	(26,327)	(22,527)	17%	(9,339)	(7,846)	19%
Administrative and commercial expenses	(6,906)	(6,058)	14%	(483)	(2,194)	-78%
Other operating income (expenses)	1,271	85	1395%	10	113	-91%
Investment in Affiliates	(1)	(43)	-98%	2	(37)	
Other net	(326)	148		(47)	115	
Segment Adjusted EBITDA	**$4,514**	**$4,784**	**-6%**	**$3,816**	**$1,991**	**92%**

- **Increase in revenues of 92% when comparing 3Q 2012 against 3Q 2011 resulted mainly from the operation of our *M.V. Argentino* and *M.V. Asturiano* on account of tariff and TEUs transported increases year on year, revenues from the operation of our inland tank barge *Paraná Petrol* and to higher charter rates of our Product Tanker fleet**
- **Increase in Voyage Expenses is mainly driven by our *M.V. Asturiano* and *M.V. Argentino* which increased both our bunker costs and our port expenses (typically the container trade will generate higher revenues but also higher expenses since freight includes bunker, port and load/discharging expense compared to net daily time charter hire earned by a bulk carrier or a tanker) and to an increase related to the operation of our inland tank barge *Paraná Petrol***
- **Running Costs increased mostly due to increases in general expenses of our Ocean Business fleet affected by a local inflation and a stagnant rate of exchange and to the operation of our *Paraná Petrol* which was idle in 2011**

Ocean Business
Feeder Container Trade Evolution

Total Revenues – 3Q 2011 vs. 3Q 2012



13% Increase
9.8
9.6
9.4
9.2
9.0
8.8
8.6
8.4
8.2
8.0
7.8
In $ Millions
8.5
9.6
3Q 2011
3Q 2012

Feeder Container Vessels – *MV Asturiano & MV Argentino*

- Performance of our feeder container service has been strong during the third quarter of 2012 mainly as a result of tariff increases
- Our customers are mostly large long-distance carriers for who we act as a feeder to carry the cargo to final destinations
- Southbound container transportation was during the quarter at almost 100% occupancy rates ➔ Northbound leg still has available transport capacity but has improved significantly as the operation progressed

Quarterly Revenues per Leg



8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
-
In ($ Millions)
Southbound
Northbound
0.2 0.4
1.4
0.9
2.2
0.7
2.0
3.1
3.5
2.0
6.6
2.0
7.0
2.3
4.6
2.5
6.4
3.3
6.4
3.3
2Q 2010
3Q 2010
4Q 2010
1Q 2011
2Q 2011
3Q 2011
4Q 2011
1Q 2012
2Q 2012
3Q 2012

(1) TEUs assigned to the month when the commencement of operation took place

Ultrapetrol
Quarter-on-quarter Selected Statement of Operation Data

($000's)	Nine months ended September 30, 2012	Nine months ended September 30, 2011	% Change	3Q 12	3Q 11
Revenues					
Attributable to River Business	$115,000	$113,518	1%	$43,872	$43,707
Attributable to Offshore Supply Business	54,160	46,634	16%	18,990	18,967
Attributable to Ocean Business	57,669	48,179	20%	19,932	17,364
Total revenues	**226,829**	**208,331**	**9%**	**82,794**	**80,038**
Voyage expenses					
Attributable to River Business	(62,807)	(52,678)	19%	(22,955)	(20,561)
Attributable to Offshore Supply Business	(3,459)	(2,713)	27%	(1,413)	(1,022)
Attributable to Ocean Business	(20,866)	(15,000)	39%	(6,259)	(5,524)
Total voyage expenses	**(87,132)**	**(70,391)**	**24%**	**(30,627)**	**(27,107)**
Running costs					
Attributable to River Business	(40,353)	(30,977)	30%	(16,245)	(11,171)
Attributable to Offshore Supply Business	(27,233)	(25,740)	6%	(9,844)	(10,704)
Attributable to Ocean Business	(26,327)	(22,527)	17%	(9,339)	(7,846)
Total running costs	**(93,913)**	**(79,244)**	**19%**	**(35,428)**	**(29,721)**
Amortization of Dry Dock & Intangible Assets	(3,462)	(3,109)	11%	(1,385)	(1,008)
Depreciation of Vessels and Equipment	(28,807)	(26,058)	11%	(9,833)	(9,582)
Administrative and commercial expenses	(23,451)	(20,987)	12%	(8,014)	(7,117)
Other operating income	7,587	3,517	116%	839	605
Operating (loss) profit	**($2,349)**	**$12,059**		**($1,654)**	**$6,108**
Attributable to River Business	(11,389)	6,937		(6,232)	3,069
Attributable to Offshore Supply Business	12,153	7,504	62%	3,629	3,542
Attributable to Ocean Business	(3,113)	(2,382)	31%	949	(503)
Segment Adjusted EBITDA					
Attributable to River Business	4,576	20,892	-78%	(273)	8,251
Attributable to Offshore Supply Business	19,559	13,862	41%	6,252	5,575
Attributable to Ocean Business	4,514	4,784	-6%	3,816	1,991
Financial Income	55	308	-82%	(25)	63
Other financial expense	(2,821)	(1,958)	44%	(698)	(2,563)
Adjusted EBITDA	**$25,883**	**$37,888**	**-32%**	**$9,072**	**$13,317**

Ultrapetrol
Quarter-on-quarter Income Statement

($000's)	Nine months ended September 30, 2012	Nine months ended September 30, 2011	3Q 12	3Q 11
Revenues	$226,829	$208,331	$82,794	$80,038
Voyage Expenses	(87,132)	(70,391)	(30,627)	(27,107)
Running Costs	(93,913)	(79,244)	(35,428)	(29,721)
Depreciation and amortization	(32,269)	(29,167)	(11,218)	(10,590)
Administrative and commercial expenses	(23,451)	(20,987)	(8,014)	(7,117)
Other operating income	7,587	3,517	839	605
Operating income (loss)	**(2,349)**	**12,059**	**(1,654)**	**6,108**
Financial expense and other Financial expenses	(29,746)	(28,499)	(9,506)	(11,736)
Financial Income	55	308	(25)	63
Net Gains (Losses) on Derivatives, net	-	(15)	-	(10)
Investment in Affiliates	(988)	(728)	(322)	(317)
Other, net	(475)	(465)	(84)	(130)
Income Taxes	2,033	5,469	(1,107)	8,740
Net (loss) attributable to non-controlling interest in subsidiaries	(635)	(480)	(190)	(424)
Net (loss) income attributable to Ultrapetrol (Bahamas) Ltd	**($32,105)**	**($12,351)**	**($12,888)**	**$2,294**
EPS (In USD)	($1.09)	($0.42)	($0.44)	$0.08
Adjusted EBITDA	**$25,883**	**$37,888**	**$9,072**	**$13,317**
Adjustments to net Income as reported				
Income tax on Exchange Variance Provision	(1,308)	(3,112)	519	(5,194)
Yard Ebitda from Touax Sale	827	-	827	-
Adjusted net (loss)	**($32,586)**	**($15,463)**	**($11,542)**	**($2,900)**
Adjusted EPS (In $)	**($1.10)**	**($0.52)**	**($0.39)**	**($0.10)**

(1) A reconciliation of Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation

Ultrapetrol
Balance Sheet

($000's)	At September 30, 2012 (Unaudited)	At December 31, 2011	% Change
ASSETS			
Cash & Cash Equivalents	$14,868	$34,096	-56%
Accounts Receivables	44,574	30,993	44%
Other Current Assets	54,692	41,044	33%
Vessels and Equipment, Net	665,941	671,445	-1%
Non-current Other Receivables	22,193	15,370	44%
Non-current Restricted Cash	1,483	1,483	0%
Other Non-current Assets	31,949	35,856	-11%
TOTAL ASSETS	**$835,700**	**$830,287**	**1%**
LIABILITIES			
Accounts Payable	34,677	32,824	6%
Accrued Interest	8,010	4,769	68%
Current Portion of Long-term Financial Debt	35,912	21,504	67%
Other Current Liabilities	38,471	14,791	160%
Long-term Financial Debt	483,093	491,489	-2%
Deferred Income Tax Liability	13,305	12,951	3%
Non-current Other Payables	3,112	1,788	74%
UPB Shareholder's Equity	212,619	244,297	-13%
Non-controlling interest in subsidiries	6,501	5,874	11%
TOTAL LIABILITIES	**$835,700**	**$830,287**	**1%**

Ultrapetrol
Debt Repayment Schedule

- **Natixis portion of our Indian PSV financing is shown as current due 2012 - new long-term financing for $42.0 million for the first 2 PSVs in place – Financing for third and fourth PSV is currently being organized**
- **Balanced yearly principal repayments in the medium term**
- **Our $180.0 million note does not have any loan to value ratios to be maintained and has bullet repayment in 2014**
- **Our $80.0 million convertible note is senior unsecured with a bullet repayment in 2017 (if not converted)**
- **All of our long term loans are conservatively structured with loan to value ratios that match current values**

Yearly Capital Repayments as of September 30, 2012, Excluding Repayment of $180.0 million Note in 2014 & $80.0 million Note in 2017



Principal Repayments (In $ millions)
50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
12.1
15.2
6.8
32.0
25.5
25.5
46.3
29.1
33.0
15.5
9.8
8.4
4Q 12
2013
2014
2015
2016
2017
2018
2019
2020
2021+
Current portion of *UP Jade* refinanced with new loan
Natixis Repayment before December 31, 2012 from proceeds of the *UP Amber* new finance and the existing DVB bridge loan

Thank You

Q & A

Appendix
Accumulated Cash Flow and EBITDA reconciliation

($000's)	Nine months ended Sep-12	Nine months ended Sep-11
Total cash flows provided by operating activities	2,483	(7,463)
Total cash flows (used in) investing activities	(32,543)	(82,966)
Total cash flows (used in) from financing activities	10,832	12,203
Total cash flows from operating activities	$ 2,483	$ (7,463)
Plus		
Adjustments from continuing operations		
Increase / Decrease in operating assets and liabilities	(4,949)	25,851
Expenditure for dry docking	4,377	2,429
Income Taxes	(2,033)	(5,469)
Financial Expenses	26,925	26,541
Loss on disposal of assets	3,557	-
Net loss attributable to non-controlling interest	(635)	(480)
Yard Ebitda from Touax Sale	827	-
Other adjustments	(4,669)	(3,521)
Consolidated EBITDA as defined in the Notes due 2014	$ 25,883	$ 37,888
Adjusted Consolidated EBITDA	**$ 25,883**	**$ 37,888**

Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Appendix (cont'd)
3Q 2012 Operating Profit to Adjusted Consolidated EBITDA

($000's)	River	Offshore Supply	Ocean	TOTAL
	Third quarter ended September 30, 2012			
Segment operating (loss) profit	($6,232)	$3,629	$949	($1,654)
Depreciation and amortization	5,490	2,816	2,912	11,218
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(324)	(190)	2	(512)
Yard EBITDA from Touax Sale	827			827
Other net	(34)	(3)	(47)	(84)
Segment Adjusted EBITDA	**($273)**	**$6,252**	**$3,816**	**$9,795**
Items not included in Segment Adjusted EBITDA				
Financial expense				(25)
Other financial expenses				(698)
Adjusted Consolidated EBITDA				**$9,072**

Appendix (cont'd)
3Q 2011 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Third quarter ended September 30, 2011 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	$3,069	$3,542	($503)	$6,108
Depreciation and amortization	5,707	2,467	2,416	10,590
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(280)	(424)	(37)	(741)
Net (loss) on derivatives	-	(10)	-	(10)
Other net	(245)	-	115	(130)
Segment Adjusted EBITDA	**$8,251**	**$5,575**	**$1,991**	**$15,817**
Items not included in Segment Adjusted EBITDA				
Financial income				63
Other financial expenses				(2,563)
Adjusted Consolidated EBITDA				**$13,317**

Appendix (cont'd)
9m 2012 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Nine months ended September 30, 2012			
	River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($11,389)	$12,153	($3,113)	($2,349)
Depreciation and amortization	16,266	8,049	7,954	32,269
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(987)	(635)	(1)	(1,623)
Yard EBITDA from Touax Sale	827	-	-	827
Other net	(141)	(8)	(326)	(475)
Segment Adjusted EBITDA	**$4,576**	**$19,559**	**$4,514**	**$28,649**
Items not included in Segment Adjusted EBITDA				
Financial income				55
Other financial income				(2,821)
Adjusted Consolidated EBITDA				**$25,883**

Appendix (cont'd)
9m 2011 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Nine months ended September 30, 2011 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	$6,937	$7,504	($2,382)	$12,059
Depreciation and amortization	15,256	6,850	7,061	29,167
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(685)	(480)	(43)	(1,208)
Net (loss) on derivatives	-	(15)	-	(15)
Other net	(616)	3	148	(465)
Segment Adjusted EBITDA	**$20,892**	**$13,862**	**$4,784**	**$39,538**
Items not included in Segment Adjusted EBITDA				
Financial income				308
Other financial expenses				(1,958)
Adjusted Consolidated EBITDA				**$37,888**